FOR IMMEDIATE RELEASE	January 23, 2018

Micromem releases Commercialized Next Generation Tracer Detection Product

Toronto, Ontario and New York, New York, January 23, 2018 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce the commercial release of the AROMA Tracer Detection product (“AROMA”). This innovative, first in the world, product is the result of a four-year joint development agreement with a major oil and gas energy production company. Please refer to the attached product data sheet for a description of the product.

http://www.micromeminc.com/pdf/AROMA_TRACER.pdf

MAST has a worldwide exclusive license agreement for the oil and gas tracer detection field of use of the underlying Entanglement Technologies Inc. (“Entanglement”) patented technology. Entanglement has integrated their core technology into the MAST product that combines next generation broadly-tunable cavity ring-down spectroscopy (CRDS) with unique surface-interaction dependent separation techniques to apply the extraordinary sensitivity of CRDS to entirely new classes of complex chemical analysis.

This product will allow companies performing tracer detection studies in producing oil fields to install the AROMA platform either directly on the oil well production piping, allowing for continuous tracer sampling, or alternatively, in a project trailer at the producing site, where one AROMA platform could support multiple wells participating in the tracer test. In either configuration, the MAST product will eliminate the dangers to employees of performing manual sampling. In addition, it will reduce errors in sample quality and will eliminate the associated delays and costs of shipping manually collected samples from around the world back to corporate labs for chemical analysis. As announced on December 14th, 2017 in addition to the oil and gas applications the company has been approached to demonstrate this device to a company that is looking to detect alcohol levels in food shipments as a quality control measure prior to processing.

Steven Van Fleet, President of MAST, who managed this four-year product development program stated, “Partitioning alcohols are superior to traditional FBA’s as tracers, particularly in the added matrix knowledge their dual peak arrival times provide. Besides our product bringing never before capability to the field, the sensing platform level of detection of better than 1 part per billion is 1000 times more accurate than current lab analytical devices in use. This combination along with the competitive pricing of our product makes for a compelling business value proposition to our clients. The product is ready for the market and its performance has exceeded the initial expectation that we set in place four years ago.”

Please refer to www.micromeminc.com and www.mastinc.com for additional information on this product.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing:        NASD OTC-QB - Symbol: MMTIF
                       CSE - Symbol: MRM
Shares issued: 232,019,363
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com